January 28, 2025

Matthew Fisch
Chief Executive Officer
AEye, Inc.
4670 Willow Road, Suite 125
Pleasanton, CA 94588

       Re: AEye, Inc.
           Registration Statement on Form S-1
           Filed January 16, 2025
           File No. 333-284323
Dear Matthew Fisch:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 16, 2025
General

1. We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear to be ineligible to incorporate by reference on Form
       S-1. Please amend your registration to include all disclosure required by Form S-1 or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly. Refer to General Instruction VII.C. of Form S-1.
2.     Please include compensation information for the fiscal year ended
December 31,
       2024.
 January 28, 2025
Page 2
3. We note that you seek to register 1,319,316 shares of common stock that may be issued to Dowslake Microsystems Corporation in connection with the prepayment of the Dowslake Note. Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued, unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. Here, it appears that
       Dowslake is able to exercise discretion as to the allocation of payment on the note, and so it is not irrevocably bound to purchase the securities. Please advise or revise your registration statement as necessary to remove the resale of all shares underlying the Dowslake Note. Refer to Question 139.11 of the Compliance and Disclosure
       Interpretations relating to the Securities Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing